

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 17, 2018

Via E-Mail
Michael J.L. Sales
Chief Executive Officer
Nuveen Global Cities REIT, Inc.
730 Third Avenue, 3rd Floor
New York, NY 10017

> **Re:** **Nuveen Global Cities REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed on December 21, 2017**
> **File No. 333-222231**

Dear Mr. Sales:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your revised disclosure on the cover page of the prospectus that the initial transaction price for each class of shares of common stock will reflect the calculation of your NAV as of a date that has not yet been determined. Please revise the prospectus to include the calculation of NAV when that date has been determined.

Pro Forma Condensed Consolidated Financial Statements, page F-12

2.   Please tell us what consideration you gave to providing pro forma impacts for the entire $74.45 million of proceeds received from TIAA via its subsidiary through December 21, 2017, as well as the acquisition of the West Phoenix Industrial property.

Appendix A: Prior Performance Tables

3.   We note your disclosure in Tables I and II related to the dollar amount raised for Henderson UK Property PAIF. Please revise the disclosure to clarify whether such disclosure is not applicable or attainable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Rosemarie A. Thurston
       Alston & Bird LLP